Irrevocable Proxy and Power of Attorney

The undersigned, ___________________ [full name] (the “Appointer”), a shareholder in Arcturus Therapeutics Ltd, a company incorporated under the laws of the State of Israel, company number 514098995 (the “Company”), hereby provides this Irrevocable Proxy and Power of Attorney (the “Irrevocable Proxy”).

The Appointer is the holder of _____________ Ordinary Shares of the Company (together with any additional shares acquired by the undersigned on or prior to the record date for the 2018 EGM (defined below), the “Shares”), as evidenced by the proof of shareholding attached to this Irrevocable Proxy, and hereby appoints Mark Herbert and Joseph Payne, jointly and not severally, as Appointer’s proxies to represent the Appointer at the extraordinary meeting of the shareholders of the Company, currently scheduled to be held on June 25, 2018 (the “2018 EGM”), including any deferred, postponed or adjourned meeting thereof (the “Appointees”) and hereby irrevocably and without discretion instructs the Appointees to vote in Appointer’s name and on Appointer’s behalf, with respect to all of the Shares, in favor of the following resolution, in its entirety, to be brought before the 2018 EGM (the “Resolution”):

Further to the approval by the audit committee and the board of the directors of the Company (the “Board”), approval of the execution by the Company of the Agreement and Release by and among the Company, Arcturus Therapeutics, Inc., Stuart Collinson, Craig Willett, Daniel Geffken, David Shapiro, Joseph Payne, Padmanabh Chivukula, Mark Herbert and Rebecque Laba dated May __, 2018 (the “Agreement”) and the performance of the Company’s obligations thereunder, in their entirety, including, without limitation:

(i)        Grant by the Company of releases to each of Stuart Collinson, Craig Willett, Daniel Geffken, David Shapiro, Joseph Payne, Padmanabh Chivukula, Mark Herbert and Rebecque Laba (as provided in section 12 to the Agreement); and

(ii)       Dismissal of all Pending Litigation (as defined in the Agreement) with prejudice; and

(iii)       Remuneration of compensation to the directors of the Company (as provided in Section 3 and, with respect to cash fees paid and to be paid, as set forth on Annex B to the Agreement); and

(iv)       Remuneration of compensation to Mark Herbert and Rebecque Laba (as provided in Section 3 of the Agreement); and

(v)       Subject to the terms of the Agreement, purchase of a “tail” insurance policy on the Company’s existing directors; and

(vi)      Reimbursement of Joseph Payne and of Padmanabh Chivukula for any reasonable legal and other costs and expenses incurred by either of them in pursuing Pending Litigation (as defined in the Agreement).

For the avoidance of doubt, the Appointees must vote in favor of the Resolution in its entirety, and may not elect only to vote only on a part of the Resolution.

Transfer restriction: The Appointer hereby covenants and agrees that Appointer will not, directly or indirectly, sell, transfer, assign, pledge, hypothecate, cause to be redeemed or otherwise dispose of any of the Shares held by the Appointer prior to the close of business on the record date for the 2018 EGM without first obtaining an executed Irrevocable Proxy of such transferee, in the form of this Irrevocable Proxy.

The Appointer confirms that this Irrevocable Proxy is being granted as part of a settlement of the Pending Litigation and such other matters set forth in the Agreement, and that the parties to the Agreement are entering thereto in reliance upon the Appointer’s grant of this Irrevocable Proxy and the performance thereof by the Appointees. Therefore, as this Irrevocable Proxy is created for the purpose of securing the rights of third parties and is irrevocable.

Notwithstanding the aforesaid, in the event that the Agreement will not be executed by all parties thereto, or if the Agreement otherwise fails to enter into effect or is terminated, then this Irrevocable Proxy shall forthwith expire and be of no further force or effect.

For the avoidance of doubt, this Irrevocable Proxy only applies to the participation and vote of the Shares on the Resolution at the 2018 EGM, including any deferred, postponed or adjourned meeting thereof, and not to any other proposal, meeting or vote.

IN WITNESS WHEREOF, the undersigned executed this Irrevocable Proxy and Power of Attorney

Shareholders Signature		Witness Signature

By:		Name:
Date:	May __, 2018	Date:	May __, 2018

Attached: proof of shareholding